"Investing in North American Energy"

Derek Oil & Gas Corporation

DRK:TSX.V DRKOF:OTCBB www.derekoilandgas.com

DEREK ANNOUNCES FURTHER LAK RANCH PROJECT 3D SEISMIC RESULTS

November 28, 2005

Derek Oil and Gas Corporation (the "Company") is pleased to announce further results from the detailed 3D seismic survey completed over the northern portion of the LAK Ranch Project earlier this year. The Company's independent technical consultants have carried out further interpretation of 3D seismic data in horizons deeper than the Newcastle Sandstone. This in-depth work has led to the discovery of several new exploration targets in deeper horizons below the Newcastle Sandstone. Derek management is currently considering the numerous options available with respect to the exploration and development of these new targets.

Since the commencement of continuous steaming in October of this year, the shallower Newcastle Sandstone, which is being developed under an existing agreement, is currently producing increased quantities of oil (from 40 to 60 barrels per day).

Derek Oil & Gas Corporation is a Canadian based oil exploration, development and production company with a defined corporate strategy focused on establishing new hydrocarbon production from reservoirs that were previously uneconomic to extract using conventional means. Derek has invested over 9.5 million USD into the development of the 7500 acre LAK Ranch property located in the prolific Powder River Basin of NE Wyoming. The LAK Ranch property contains significant quantities of high quality oil to be extracted through an enhanced oil recovery method using steam.

ON BEHALF OF THE BOARD

"Barry C.J. Ehrl"
Barry C.J. Ehrl, President, C.E.O. & Director
DEREK OIL & GAS CORPORATION

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/
Corporate E-Mail: info@derekoilandgas.com
Investor Relations E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements. Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas's LAK Ranch project. In this document, the words "potential", "plan", "could", "estimate", "estimate", "expect", "intend", "may", "should", and similar expressions are intended to be among the statements that identify forward-looking statements. Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that

Suite 1201, 1111 West Hastings Street, Vancouver, BC, V6E 2J3, Canada
Toll Free: 1-888-756-0066
Tel.: 604-331-1757 ▪ Fax: 604-669-5193
Email: erica@derekoilandgas.com
Website: www.derekoilandgas.com

could cause actual results to differ from these forward-looking statements include the potential that Derek's LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8. You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company's Annual Information Form.